Filed by Telewest Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities and Exchange Act of 1934

Subject Company: Telewest Global, Inc.

Commission File No. of Telewest Global, Inc.: 000-50886

This filing consists of certain communications made in connection with the announcement of an Amended and Restated Agreement and Plan of Merger among Telwest Global, Inc., NTL Incorporated, Neptune Bridge Borrower LLC, and Merger Sub Inc., dated as of December 14, 2005.

From: News, Company
Sent: 15 December 2005 14:42
Subject: Correction: Monthly merger update - December 05

Thursday 15 December 2005 To all Telewest colleagues Please share with colleagues not on email

Correction: December monthly merger update	Quick links Merger news Oneline site

Dear colleague

Personal Note from Cob Stenham

ntl has announced today some key executive changes and important steps forward in the proposed merger between ntl and Telewest.

Stephen Burch has been appointed ntl’s President and Chief Executive Officer with effect from 16 January 2006 and will also serve in those same capacities in the combined company following completion of the merger. Stephen succeeds Simon Duffy, who will become ntl’s (and the combined company’s) Executive Vice Chairman.

Simon has been instrumental in making this deal a reality and shaping the future of the new, merged company and I look forward to continuing to work with him in his new capacity as Executive Vice Chairman.

I also welcome Stephen Burch, who will bring a wealth of expertise to the combined company. Stephen has 26 years’ experience within the cable industry and extensive knowledge of integrating large organizations. Specifically, Stephen will be responsible for implementing the merger between ntl and Telewest.

I firmly believe that these appointments for the new company will ensure that it will be better positioned to take us further forward in the highly competitive UK communications marketplace.

The monthly merger update below gives more detail on this and other news.

This update covers:

•           Important change to ntl’s senior management team: new CEO appointed

•           Amendment to the merger transaction

New Chief Executive Officer appointed

Stephen Burch has been appointed ntl’s President and Chief Executive Officer and as a director effective 16 January 2006, and will serve in those same capacities in the combined company, succeeding Simon Duffy, who will become Executive Vice Chairman for ntl (and the combined company).

Stephen has spent the past 17 years with Comcast Corporation in the United States, where he most recently served as President of Comcast’s Atlantic Division and was a key player in Comcast’s integration of AT&T Broadband.

As Executive Vice Chairman, Simon will focus on external management issues, including group strategy and business development, European and UK regulatory affairs, mergers and acquisitions, and other areas as part of the company’s efforts to continue the development of its growth strategy, which has included the recent merger agreement with Telewest and the company’s efforts to create the ‘quadruple play’ by potentially adding mobile service to the company’s portfolio.

Jim Mooney, ntl’s Chairman, commented, “Since joining the company in March 2003, Simon has helped lay the foundation that has enabled ntl to reach the next phase of the company’s evolution. Against that backdrop, and recognising that the company’s enhanced scale and presence now requires a greater focus on external management, Simon will concentrate on that area.  We will look to Stephen to lead ntl through our merger with Telewest.

“Stephen brings a wealth of leadership and direction to our company in this pivotal time as we now begin in earnest to integrate Telewest to create the premier UK communications company. Stephen’s recent experience in being a part of Comcast’s integration of AT&T Broadband has served as the industry gold standard and we are excited that he will lead us through this historic period. Today’s appointments will also ensure that we are more effectively positioned to compete in the ever-changing UK communications marketplace,” he added.

Prior to being named ntl’s Chief Executive Officer, Stephen spent his entire 26 year career in the cable sector, working for the past 17 years at Comcast Corporation. During his tenure at Comcast, Stephen has held positions ranging from general manager to his current position, President – Atlantic Division, which he has held for the past five years. He was instrumental in the integration of Comcast’s acquisition of AT&T Broadband, where his Division integrated approximately 2 million subscribers within 18 months. Throughout his career he has also integrated over 2.5 million cable subscribers in 15 markets around the US.  Stephen oversees 3.9 million subscribers and holds full responsibility for his Division’s operations, including finance, customer service, human resources, marketing, legal, technical operations and engineering.

Amendment to merger transaction

ntl and Telewest are today filing a joint preliminary proxy statement concerning their merger. The proxy statement is a comprehensive document that invites stockholders to two stockholders meetings held separately by ntl and Telewest, where they will be asked to approve the proposed merger. The document contains detailed financial and background information about both companies and sets out the reasons the two companies would like to merge and why we recommend stockholders vote to approve the agreement.

ntl is also announcing an amendment to the merger agreement between the parties.  Under the terms of the original merger agreement, ntl was to acquire Telewest as the parent corporation. However, the merger agreement provided that the transaction could be restructured as a reverse acquisition, so that the parent corporation would be Telewest rather than ntl.  This would not affect either the underlying economics of the transaction or the proposed management of the combined company.

For technical reasons, ntl has amended and restated the merger agreement between the companies to provide for this revised structure.  This does not alter the underlying economics of the transaction and the proposed board of directors and the management of the combined company will remain the same as announced previously, with the addition of Stephen Burch and taking into account the changes described above.  Further information is available in the press release (go to http://www.ntl.com/mediacentre/press/).

Regards,

The Merger Office

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Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NTL Incorporated (“ntl”) and Telewest, Inc. (“Telewest”), the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Telewest’s or ntl’s future expectations, beliefs, goals or prospects constitute forward-looking statements as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. When used in this document, the words “believe”, “anticipate”, “should”, “intend”, “plan”, “will”, “expects”, “estimates”, “projects”, “positioned”, “strategy”, and similar expressions or statements that are not historical facts, in each case as they relate to ntl and Telewest, the management of either such company or the proposed transaction, are intended to identify those expressions or statements as forward-looking statements. In addition to the risks and uncertainties noted in this document, there are certain factors, risks and uncertainties that could cause actual results to differ materially from those anticipated by some of the statements made, many of which are beyond the control of ntl and Telewest. These include: (1) the failure to obtain and retain expected synergies from the proposed transaction, (2) rates of success in executing, managing and integrating key acquisitions, including the proposed acquisition, (3) the ability to achieve business plans for the combined company, (4) the ability to manage and maintain key customer relationships, (5) delays in obtaining, or adverse conditions contained in, any regulatory or third-party approvals in connection with the proposed transaction, (6) availability and cost of capital, (7) the ability to manage regulatory, tax and legal matters, and to resolve pending matters within current estimates, (8) other similar factors, and (9) the risk factors summarized and explained in our Form 10-K. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.

Additional Information and Where to Find It

This filing may be deemed to be solicitation material in respect of the proposed merger of ntl and Telewest or any related transaction. In connection with the proposed merger and related transactions, ntl and Telewest will file a joint proxy statement / prospectus with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF NTL AND TELEWEST ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND RELATED TRANSACTIONS. The final joint proxy statement / prospectus will be mailed to stockholders of ntl and Telewest. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus, when it becomes available, and other documents filed by ntl and Telewest with the SEC, at the SEC’s web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when it becomes available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of Telewest’s filings may be obtained by directing a request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, United Kingdom, Attention: Investor Relations.

Participants in the Solicitation

ntl, Telewest and their respective directors, executive officers and other members of their management and employees may be deemed to be soliciting proxies from their respective stockholders in favor of the merger and related transactions. Information regarding ntl’s directors and executive officers is available in ntl’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 5, 2005. Information regarding Telewest’s directors and executive officers is available in Telewest’s proxy statement for its 2005 annual meeting of stockholders, while was filed with the SEC on April 11, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement / prospectus.

The content of this email is for internal use only and must not be shared with anyone outside of Telewest. This includes publishing the information on the internet.  If any employee, unless specifically authorised is found to be distributing commercially sensitive information into the public domain without the appropriate approvals, appropriate actions up to and including dismissal will be considered.  In addition to any confidentiality obligations as part of your employee contract, a full copy of the company’s public relations and media policy can be found on Oneline.